Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Suite 612

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

August 25, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Asia Timmons-Pierce, Staff Attorney

Washington, D.C. 20549

RE:	KT High-Tech Marketing Inc.
Registration Statement on Form S-1
Filed June 28, 2016
File No. 333-212272

Dear Ms. Timmons-Pierce:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1 (filed June 28, 2016) for KT High-Tech Marketing Inc. (the “Company”).

The following responses address the comments of the reviewing staff (the “Staff”) of the Commission as set forth in the comment letter dated July 14, 2016 (the “Comment Letter”) in response to the filing of the Form S-1 in June 2016. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. Please note that security holders who receive securities from a shell company are considered underwriters in connection with any resale of those securities. Please revise your disclosure to indicate that the selling security holders will offer and sell their shares for a fixed price for the duration of the offering, disclose the price at which the selling security holders will offer their shares, and identify the resellers as underwriters. With respect to the primary offering, notwithstanding the disclosure that indicates that the company will offer the shares at $1.00 until the company’s stock is listed on a national securities exchange or quoted on the OTCBB and thereafter at prevailing market prices, the company is not permitted to conduct an at the market primary offering under Rule 415(a)(1)(x). Please revise your disclosure throughout the prospectus to remove any and all indications that the company will offer and sell its share at market prices.

Response: The Company has revised the disclosure throughout the Form S-1 to indicate that the Company and the selling shareholders will offer and sell shares, respectively, at a fixed price of $1.00 for the duration of the offering.

2. Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

Response: The Company has provided this additional information within the last portion of Item 15 within Part II of the Form S-1/A being filed herewith.

3. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company has amended the disclosure in the S-1 and now provided this information by adding notations in the list of selling shareholders which refer to the natural person(s) who exercise control with respect to the shares held by selling shareholders that are not natural persons.

4. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response: The Company has now added this requested disclosure in the section of the registration statement that is entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” within the Form S-1.

5. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Response: The Company has revised the disclosure throughout the Form S-1 to indicate that the Company is currently a shell company.

Other expenses of issuance and Distribution, page 44

6. Please fill in all blanks in this section when you file your next amendment.

Response: The Company has updated this section of Part II in the registration statement.

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Recent Sales of Unregistered Securities, page 44

7. We note your disclosure that 3,800,000 shares of your common stock were issued pursuant to a Regulation D offering. It does not appear that you have filed a Form D. Please advise.

Response: The Company indicates that it has filed a Form D with the Commission in July 2016.

Exhibits, page 44

8. Please provide an opinion that addresses the legality of the shares of common stock offered by the company and the selling security holders.

Response: The opinion is being duly submitted as Exhibit 5.1 with the accompanying Form S-1/A filing.

Please also note that in addition to the foregoing revisions being made to the Form S-1, the Company has also decided to revise the total number of shares being registered pursuant to the registration statement to be 3.8 million. The Company has also updated in the Form S-1/A its financial statements through June 30, 2016. Conforming changes are made throughout the Form S-1, where applicable, to reflect this update.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. As such, it appears that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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